UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TRX GOLD CORPORATION

(Exact name of the registrant as specified in its charter)

Alberta, Canada (Jurisdiction of Incorporation or Organization)	Commission File Number 001-32500

Michael Leonard, Chief Financial Officer

277 Lakeshore Road East, Suite 403

Oakville, Ontario

Canada L6J 1H9

844-364-1830

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for reporting period from January to December 31, ____

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended August 31, 2025

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

TRX Gold’s (the “Company’s”) main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for, developing and operating gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Company’s exploration, development and operational activities. The Company’s primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by a Company subsidiary (TRX Gold Tanzania Limited) and 45% is owned by the State Mining Corporation (“STAMICO”), a Governmental agency of Tanzania.

Disclosure of Payment by Resource Extraction Issuers.

The information required under Item 2.01(a)(3) is set forth in Exhibit 2.01 attached to this Form SD.

Item 3.01	Exhibits

Exhibit No.	Exhibit Description

2.01	Disclosure of Payment by Resource Extraction Issuers.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 2.01)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the authorized undersigned.

TRX Gold Corporation

Date: June 1, 2026	/s/ Michael Leonard
Michael Leonard, Chief Financial Officer